Delisting Determination,The Nasdaq Stock Market, LLC, November 7, 2007, Movie Gallery Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Movie Gallery Inc.
(the Company), effective at the opening of the trading session on November 19, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace
Rule: 4300 4450(f) and IM 4300. The Company was notified of the Staffs determination on October 16, 2007.
The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on October 25, 2007.